SECURITIES AND EXCHANGE COMMISSION
                      			      WASHINGTON, D.C. 20549
                                			  FORM 11-K



(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  		   For the fiscal year ended December 31, 1993

                              				    OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                 		For the transition period from _______ to _______


Commission file number   33-12394
                     			 --------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             		   Tultex Corporation's Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         				Tultex Corporation
                       				  P.O. Box 5191
                       			   Martinsville, Virginia  24115






























                             				 SIGNATURES





The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                                     					      Tultex Corporation's
                                     					      Employee Savings Plan



                                     					      By /s/ Don P. Shook
                                            						 ----------------------------
                                            						 Don P. Shook
 Date: June 29, 1994                               Vice President,
       -------------                               Human and Financial Services


































               		  TULTEX CORPORATION'S EMPLOYEE SAVINGS PLAN
               		  ------------------------------------------

               		  INDEX TO FINANCIAL STATEMENTS AND EXHIBITS
               		  ------------------------------------------


                                                          								 Page No.
                                                          								 --------

Financial Statements and Exhibits

(a)   Financial Statements

      Report of Independent Accountants                               F1

      Statement of Net Assets Available for
      Plan Benefits - by Fund at December 31,
      1993 and 1992                                                   F2

      Statement of Changes in Net Assets Available for
      Plan Benefits - by Fund for the Years Ended December 31,
      1993, 1992 and 1991                                             F3

      Notes to Financial Statements                                 F4-F8

      Supplemental Schedules (Note A):

    	   Schedule of Assets Held for Investment Purposes
	       (Schedule I)                                                  S1

      Note A - Schedules not included with this additional
  	   financial data have been omitted because they are not applicable.

(b)   Exhibits

     	   Consent of Independent Accountants                           E1






















                 		      REPORT OF INDEPENDENT ACCOUNTANTS
                  	      ---------------------------------




To the Committee and Participants
 Tultex Corporation's Employee Savings Plan

In our opinion, the accompanying statement of net assets available for plan benefits by fund and the related statement of changes in net assets available for plan benefits by fund present fairly, in all material respects, the net assets of the Tultex Corporation's Employee Savings Plan at December 31, 1993 and 1992, and the changes in net assets for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





PRICE WATERHOUSE
Winston-Salem, North Carolina
April 8, 1994















                               				    F - 1

Tultex Corporation's Employee Savings Plan
Statements of Net Assets Available for Plan Benefits - By Fund

                      					                       	    December 31, 1993
                           				 ------------------------------------------------------------
                                                       								      Twentieth
                                                							   Tultex     Century
                          	        				       Fidelity    Common     Select
                           				 Income        Magellan    Stock      Investors
                           				 Fund          Fund        Option     Fund        Total
                           				 -----------   ----------  ---------  ---------   -----------
ASSETS

Investments at fair value:
 Money Market                   $13,570,625   $   -       $   -      $   -       $13,570,625
 Fidelity Magellan mutual fund       -         2,693,174      -          -         2,693,174
 Tultex common stock                 -            -         990,115      -           990,115
 Twentieth Century Select
  Investors mutual fund              -            -           -        554,064       554,064
 Combined money market              382,666       75,942     27,919     15,624       502,151
 Loans receivable from
  participants                    1,139,869       -           -          -         1,139,869
                            			 -----------   ----------  ---------    -------   -----------
                           				  15,093,160    2,769,116   1,018,034   569,688    19,449,998
                           				 -----------   ----------  ----------   -------   -----------
Employer contribution
 receivable                          42,231       10,104       3,834     2,750        58,919
                           				 -----------   ----------  ----------   -------   -----------

LIABILITIES

 Other payables                       -            -           -          -             -
                           				 -----------   ----------  ----------   -------   -----------
Net assets available for
 plan benefits                  $15,135,391   $2,779,220  $1,021,868   $572,438  $19,508,917
                           				 ===========   ==========  ==========   ========  ===========





The accompanying notes are an integral part of these finanical statements.














                              					   F - 2


Tultex Corporation's Employee Savings Plan
Statements of Net Assets Available for Plan Benefits - By Fund

                                                  							December 31, 1992
                            				 ------------------------------------------------------------
							                                                               Twentieth
                                                 							   Tultex     Century
                          		   			             Fidelity    Common     Select
                            				 Income        Magellan    Stock      Investors
                            				 Fund          Fund        Option     Fund        Total
                            				 -----------   ----------  ---------  ---------   -----------
ASSETS

Investments at fair value:
 Money Market                    $12,613,068   $    -      $   -      $    -      $12,613,068
 Fidelity Magellan mutual fund        -         1,974,191      -           -        1,974,191
 Tultex common stock                  -             -       1,115,100      -        1,115,100
 Twentieth Century Select
  Investors mutual fund               -             -          -        474,490       474,490
 Combined money market               109,776       17,182       9,705     4,130       140,793
 Loans receivable from
  participants                     1,015,055        -          -           -        1,015,055
		                            		 -----------   ----------   ----------  --------  -----------
                            				  13,737,899    1,991,373   1,124,805   478,620    17,332,697
                            				 -----------   ----------  ----------  --------   -----------
Employer contribution
 receivable                           -             -          -          -             -
                            				 -----------   ----------  ----------  --------   -----------

LIABILITIES

 Other payables                     (476,045)     (27,756)     (4,956) (104,176)     (612,933)
                            				 -----------   ----------  ----------  --------   -----------
Net assets available for
 plan benefits                   $13,261,854   $1,963,617  $1,119,849   $374,444  $16,719,764
                            				 ===========   ==========  ==========   ========  ===========





The accompanying notes are an integral part of these finanical statements.














                              					   F - 2


Tultex Corporation's Employee Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits - By Fund

                                             						  Year ended December 31, 1993
                            				    ----------------------------------------------------------
                                                               									 Twentieth
                                                 							     Tultex      Century
                                           					 Fidelity    Common      Select
                              		    Income       Magellan    Stock       Investors
                            				    Fund         Fund        Option      Fund       Total
                            				    -----------  ----------  ----------  ---------  -----------
SOURCES OF NET ASSETS

Contributions:
 Employee                           $ 1,821,161  $  346,986  $  158,754  $  97,813  $ 2,424,714
 Employer                               513,177      89,810      42,852     24,914      670,753
Cancellation of life insurance
 option and reinvestment
 of proceeds                              -           -           -          -            -
Rollovers                                 1,311       5,816         930      3,575       11,632
Investment income                       597,063       1,019      26,941      5,599      630,622
Net appreciation in fair
 value of investments                     -         508,099    (211,727)    59,802      356,174
Transfers in                              2,032       6,887       -         26,380       35,299
                            				    -----------  ----------  ----------  ---------  -----------
                            				      2,934,744     958,617      17,750    218,083    4,129,194
                            				    -----------  ----------  ----------  ---------  -----------
APPLICATIONS OF NET ASSETS

Withdrawals                             902,308     137,013      78,236     19,447    1,137,004
Hardship distributions                  158,899       6,001       2,196        642      167,738
Purchase of insurance contracts           -           -           -          -            -
Transfers out                             -           -          35,299      -           35,299
                            				    -----------  ----------  ----------  ---------  -----------
                            				      1,061,207     143,014     115,731     20,089    1,340,041
                            				    -----------  ----------  ----------  ---------  -----------
Increase (decrease) in net assets
 available for plan benefits          1,873,537     815,603     (97,981)   197,994    2,789,153

Assets available for plan benefits:
 Beginning of year                   13,261,854   1,963,617   1,119,849    374,444   16,719,764
                            				    -----------  ----------  ----------  ---------  -----------
 End of year                        $15,135,391  $2,779,220  $1,021,868  $ 572,438  $19,508,917
                            				    ===========  ==========  ==========  =========  ===========




The accompanying notes are an integral part of these financial statements.






                              				       F - 3



Tultex Corporation's Employee Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits - By Fund

                                               						  Year Ended December 31, 1992
                           				    ------------------------------------------------------------------------
                                                               									 Twentieth
                                                 							     Tultex      Century
                                          						 Fidelity    Common      Select     Life
                            				    Income       Magellan    Stock       Investors  Insurance
                            				    Fund         Fund        Option      Fund       Option        Total
                            				    -----------  ----------  ----------  ---------  -----------   -----------
SOURCES OF NET ASSETS

Contributions:
 Employee                           $ 1,850,691  $  243,594  $  156,292  $  63,387  $    14,489   $ 2,328,453
 Employer                                 -           -           -          -            -             -
Cancellation of life insurance
 option and reinvestment
 of proceeds                            321,005      32,239      19,971     11,414        -           384,629
Rollovers                                 -           1,500       -          -            -             1,500
Investment income                       743,762         606      24,221     20,953        -           789,542
Net appreciation in fair
 value of investments                     4,565     128,739     193,997    (25,754)       -           301,547
Transfers in                              -          47,246       -         63,646        7,477       118,369
                            				    -----------  ----------  ----------  ---------    ---------   -----------
                            				      2,920,023     453,924     394,481    133,646       21,966     3,924,040
                            				    -----------  ----------  ----------  ---------    ---------   -----------
APPLICATIONS OF NET ASSETS

Withdrawals                           1,186,421      73,009      38,402    110,534        -         1,408,366
Hardship distributions                  222,241       6,587       1,676      3,387        -           233,891
Purchase of insurance contracts           -           -           -          -           21,966        21,966
Transfers out                            98,663       -          19,706      -            -           118,369
                            				    -----------  ----------  ----------  ---------    ---------   -----------
                            				      1,507,325      79,596      59,784    113,921       21,966     1,782,592
                            				    -----------  ----------  ----------  ---------    ---------   -----------
Increase (decrease) in net assets
 available for plan benefits          1,412,698     374,328     334,697     19,725                  2,141,448

Assets available for plan benefits:
 Beginning of year                   11,849,156   1,589,289     785,152    354,719        -        14,578,316
                            				    -----------  ----------  ----------  ---------    ---------   -----------
 End of year                        $13,261,854  $1,963,617  $1,119,849  $ 374,444    $   -       $16,719,764
                            				    ===========  ==========  ==========  =========    =========   ===========




The accompanying notes are an integral part of these financial statements.






	                             			       F - 3



Tultex Corporation's Employee Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits - By Fund

                                                						  Year Ended December 31, 1991
                            				    ----------------------------------------------------------------------
                                                               							 Twentieth
                                                 							     Tultex    Century
                                          						 Fidelity    Common    Select       Life
                            				    Income       Magellan    Stock     Investors    Insurance
                            				    Fund         Fund        Option    Fund         Option     Total
                            				    -----------  ----------  --------  ---------    ---------  -----------
SOURCES OF NET ASSETS

Contributions:
 Employee                           $ 1,873,158  $  208,906  $160,244  $  42,368    $  95,728  $ 2,380,404
 Employer                                   -           -         -          -          -            -
Cancellation of life insurance
 option and reinvestment
 of proceeds                                -           -         -          -          -            -
Rollovers                                   -           -         -          -          -            -
Investment income                       846,834         996    38,006     20,840        -          906,676
Net appreciation in fair
 value of investments                    13,647     482,003  (210,396)    79,216        -          364,470
Transfers in                                -           -      73,957      6,329        1,068       81,354
                            				    -----------  ----------  --------  ---------    ---------  -----------
                            				      2,733,639     691,905    61,811    148,753       96,796    3,732,904
                            				    -----------  ----------  --------  ---------    ---------  -----------
APPLICATIONS OF NET ASSETS

Withdrawals                           1,384,604     172,590   125,083     22,881        -        1,705,158
Hardship distributions                  129,450       3,269     1,804         93        -          134,616
Purchase of insurance contracts             -           -         -          -         96,796       96,796
Transfers out                            77,048       4,306     -          -            -           81,354
                            				    -----------  ----------  --------  ---------    ---------  -----------
                            				      1,591,102     180,165   126,887     22,974       96,796    2,017,924
                            				    -----------  ----------  --------  ---------    ---------  -----------
Increase (decrease) in net assets
 available for plan benefits          1,142,537     511,740   (65,076)   125,779                 1,714,980

Assets available for plan benefits:
 Beginning of year                   10,706,619   1,077,549   850,228    228,940        -       12,863,336
                             			    -----------  ----------  --------  ---------    ---------  -----------
 End of year                        $11,849,156  $1,589,289  $785,152  $ 354,719    $   -      $14,578,316
                             			    ===========  =========== ========  =========    =========  ===========




The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

Tultex Corporation's Employee Savings Plan (the Plan) prepares its financial statements on the accrual basis of accounting which recognizes investment income when earned and expenses when incurred.

Valuation of investments

Investments are valued at their closing market prices on the valuation date. Where no sale was recorded on the valuation date, the security is valued at the market price at the close of business.

Contributions

Contributions from employees are recorded in the period the Company makes payroll deductions from plan participants. Contributions from Tultex Corporation (the Company) are based upon employee contributions and are accrued in the corresponding period.

Security transactions and investment income

Purchases and sales of securities, including gains and losses thereon, are recorded as of the trade date. Gains or losses on sales of securities are based on first-in, first-out cost. In accordance with the policy of stating investments of fair market value, the net unrealized appreciation or depreciation for the year is reflected in the statement of changes in net assets available for plan benefits.

Expenses of the plan

All expenses incurred in the administration of the plan are paid by the Company.

Reclassification

Certain prior year balances have been reclassified to conform to current year presentation.

NOTE 2 - DESCRIPTION OF THE PLAN

The Tultex Corporation Employee Savings Plan is a cash or deferred profit-sharing plan established under section 401(a) and 401(k) of the Internal Revenue Code. The Plan, whichwas established on September 1, 1984, is available to substantially all employees of Tultex Corporation who have met certain service requirements. The Board of Directors of Tultex Corporation has appointed an Employee Savings Plan Committee to administer the Plan. The plan administrator and management of Tultex Corporation believe that the Plan conforms with the requirements of the Employee

Retirement Income Security Act of 1974. The Plan may be terminated by resolution of the Board of Directors of Tultex Corporation at any time and for any reason. In the event of the termination or partial termination of the Plan or upon the complete discontinuance of contributions under the Plan, the rights of each affected member to the entire amount credited to his account on the date of such termination or discontinuance shall remain nonforfeitable and fully vested. Payment of such amounts to each member or beneficiary, upon the termination of the Plan or upon the complete discontinuance of contributions under the Plan, shall be made by the Trustee at such time and in such manner as is directed by the Employee Saving Plan Committee provided, however, that all members and beneficiaries similarly situated shall be treated in a nondiscriminatory manner.

The Plan presently provides for elective salary reduction contributions by eligible employees. Employees may make contributions to the Plan through payroll deductions, not to exceed 15% and not less than 2% of total compensation.

In April 1993, Tultex Corporation implemented an employer match; however, on December 31, 1993, it was suspended until a later date due to business conditions. The employer match contributed an amount equal to 50% of each employee's regular contribution up to a maximum of 4%.

Participant accounts are separately maintained by the Employee Savings Plan Committee. Plan earnings are allocated to participants' accounts on the basis of their accumulated account balances. Participants' interest in their account shall at all times be fully vested and nonforfeitable. Participants are entitled to withdraw all or a portion of their account balances upon the attainment of age 59 1/2, or any time thereafter.

The Plan permits distributions to participants in the event of financial hardship. The plan participants also may borrow against their accounts in an amount up to, but not exceeding 50% of their balance in the following funds:
Income Fund, Tultex Common Stock Fund, and Equity Fund.

As of April 1 and October 1 of each plan year, a participant may direct how contributions to his account will be allocated among the investment options. In addition, new employees may elect to participate as of January 1 of any year. A participant may elect to have amounts credited to his account invested under one or more of the investment options available under the Plan. The investment options available to participants are:

Income Fund: Contributions to the income fund may be invested in one or more group annuity contracts, interest bearing accounts, certificates of deposit, or other interest bearing investments that involve a minimum risk to capital.
At December 31, 1993, there were 2,983 participants enrolled in the income fund.

Tultex Common Stock: Participants may elect to have contributions invested in Tultex Corporation Common Stock which is purchased by the plan's trustee at fair market value in the open market, in private transactions, or from authorized but unissued shares. There were 340 participants enrolled in the Tultex Common Stock option at December 31, 1993. There were 141,445 shares with a value of $7.00 per share at December 31, 1993.

Equity Funds: Participants may elect to have contributions invested in two available equity funds, the Fidelity Magellan or Twentieth Century Select Investor's Fund, with portfolios concentrated in common stock of selected, publicly-owned corporations. The primary objective is growth of principal, but since the value of common stocks can decrease, as well as increase, the value of a participant's account in the equity funds may fluctuate. At December 31, 1993, 460 and 152 participants were enrolled in the Fidelity Magellan Fund and Twentieth Century Select Investors Fund, respectively. The Fidelity Magellan Fund held 38,012.3 shares with a value of $70.85 per share at December 31, 1993. The Twentieth Century Select Investors Fund held 14,041.2 shares with a value of $39.46 per share at December 31, 1993.

The Life Insurance Option: Prior to October 1, 1988 a participant could elect to use any amount that is less than one-half of his account balance to purchase whole life or ordinary life insurance on the life of the participant or the lives of the participant's spouse and children. This contribution limit changed to 25% subsequent to October 1, 1988. Effective March 31, 1992, the life insurance option was removed from the employee savings plan. See Note 4.

As of April 1 and October 1 of each year, a participant may elect to transfer amounts between any of the investment options. The minimum amount transferable out of any one option is 10% of the value of the participant's account, or, if less, the entire amount invested under such option.

NOTE 3 - INVESTMENTS

The Plan's investments are held by the Trustee, Tultex Corporation. The following presents the fair value of the investments.


                     			      December 31, 1993         December 31, 1992
                      		      -----------------------   -----------------------
                     			      Number of                 Number of
                     			      shares or                 shares or
                     			      principal   Fair          principal   Fair
                     			      amount      value         amount      value
                     			      ---------   ----------    ---------   -----------
Investments at Fair
 Value as Determined
 by Quoted Market Price

   Fidelity Magellan Fund      38,012.3  $ 2,693,174    31,331.4    $ 1,974,191
   Tultex Common Stock        141,445.0      990,115   129,287.0      1,115,100
   Twentieth Century Select
    Investors Fund             14,041.2      554,064    12,169.5        474,490
                                         -----------                -----------
                                   					   4,237,353                  3,563,781

Investments at Estimated
 Fair Value

 Money Market accounts:
  Piedmont Trust Bank             --      13,570,625        --       12,613,068
  Sovran Bank                     --         502,151
                                   					 -----------                -----------
                                   					 $18,310,129                $16,317,642
                                   					 ===========                ===========

The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:


                                  					    Year ended December 31,
                                 					1993           1992         1991
                            				      ---------     ---------     ---------
Investments at Fair Value as
 Determined by Quoted Market Price

 Fidelity Magellan Fund               $ 508,099     $ 128,739     $ 482,003
 Tultex Common Stock                   (211,727)      193,997      (210,396)
 Twentieth Century Select
  Investors Fund                         59,802       (25,754)       79,216
                            				      ---------     ---------     ---------
                             			      $ 356,174     $ 296,982     $ 350,823
                            				      =========     =========     =========

Investment at Estimated Fair Value

 Income Fund                          $  --         $   4,565     $  13,647

NOTE 4 - LIFE INSURANCE

Prior to October 1, 1988, employees could elect to use up to one-half of their contributions to purchase permanent life insurance. Subsequent to October 1, 1988, the contribution limit for life insurance changed to 25%. The contributions are allocated funds which are used to purchase insurance at the time the withholding is made and are excluded from plan assets at December 31, 1992 and 1991. During the plan years ended December 31, 1993, 1992 and 1991, premiums contributed by employees were $0, $21,967, and $96,796, respectively. The lifeinsurance option was removed from the plan effective March 31, 1992 and each employee's cash surrender value was then reinvested in one or more of the remaining investment options at the discretion of each employee. The total amount reinvested in connection with the cancellation of the life insurance option was $384,629. However, four participants had elected the guaranteed life insurance option and paid their premiums in full prior to cancellation of the life insurance option. As of December 31, 1993, only two participating individuals remained with total cash valued of $2,951 excluded from plan assets. The four participating individuals had total cash values of $5,181 excluded from plan assets at December 31, 1992.

NOTE 5 - PAYABLE FOR DISTRIBUTION

The difference between net assets available for benefits as reported on the financial statements and as reported on the Form 5500 is due to the recording of a payable for distributions to Plan participants on the Form 5500. The payable for distribution to Plan participants is as follows:

                                  					       December 31,
                                 					  1993              1992
                                   					---------         ---------

Income Fund                             $ 482,711         $ 476,045
Fidelity Magellan Fund                     91,113            27,756
Twentieth Century Select
Investors Fund                             14,252           104,176
Tultex Common Stock                        15,193             4,956
                                   					---------         ---------
                                   					$ 603,269         $ 612,933
                                   					=========         =========

NOTE 6 - TAX STATUS OF THE PLAN

A favorable letter of determination has been received from the Internal Revenue Service for the Plan indicating that the trust established under the Plan is entitled to exemption from federal income tax under the applicable sections of the Internal Revenue Code (IRC). Accordingly, no provision for income taxes has been made in the Plan's financial statements.

Tultex Corporation's Employee Savings Plan

Item 27a - Schedule of Assets Held for Investment Purposes


December 31, 1993                                                                       SCHEDULE 1
- - ----------------------------------------------------------------------------------------------------
                      		       Description of investment including
Identity of issue, borrower,   maturity date, rate of interest,                         Current
lessor, or similar party       collateral, par, or maturity value         Cost          value
- - ----------------------------   -----------------------------------    ------------      ------------
                     			       Short Term Investments:
Piedmont Trust Bank            Money market, 4.08%                    $ 13,570,625      $ 13,570,625

Sovran Bank                    Money market                                502,151           502,151

                     			       Mutual Funds:
Fidelity Magellan              Equity fund concentrated in common
                     			       stock of selected, publicly-owned
                     			       corporations; 38,012.3 shares
                     			       outstanding; market value of $70.85
                     			       per share                                 2,009,565         2,693,174

Twentieth Century Select
 Investors                     Equity fund concentrated in common
                     			       stock  of selected, publicly-owned
                     			       corporations; 14.041.2 shares
                     			       outstanding; market value of $39.46
                     			       per share                                   362,121           554,064

	                     		       Common Stock:
Tultex Corporation             Common stock purchased at fair
                     			       market value; 141,445 shares
                     			       outstanding; market value of $7.00
                     			       per share                                 1,622,571           990,115
                                                          								    ------------      ------------
                                                        								      $ 18,067,033      $ 18,310,129
		                                                                    ============      ============



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                   			 CONSENT OF INDEPENDENT ACCOUNTANTS
                   			 ----------------------------------

We hereby consent to the incorporation by reference in the Registration
Statement on Form S-8 (No. 33-12394) of Tultex Corporation of our report dated
April 8, 1994 appearing on page F-1 of Tultex Corporation's Form 11-K.







PRICE WATERHOUSE

Winston-Salem, North Carolina
June 30, 1994






































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